CONFIDENTIAL

April 25th, 2013

Platinum Group Metals (RSA) Pty Ltd.
First Floor, Technology House
Greenacres Office Park
Corner of Victory and Rustenberg Roads
Victory Park
2193
Gauteng Province
Republic of South Africa

Platinum Group Metals Ltd.
328 – 550 Burrard Street,
Vancouver, British Columbia, Canada
V6C 2B5
Attention: R. Michael Jones, President

Mnombo Wethu Consultants CC
85 Protea Road
Block B, Kingsley Office Park
Chislehurston
Sandton
Johannesburg
2196

Attention: Mr Mlibo Gladly Mgudlwa/Ms Luyanda Mgudlwa

Dear Sirs and Mesdames,

RE: WATERBERG OPTION AND JOINT VENTURE, AMENDMENT NO. 1

In connection with our letter agreement "of September 28, 2009 ("LA") we wish to amend the LA to add additional prospecting rights to the definition of the Project.

1. Additional Prospecting Rights Included in Project

1.1 Exhibit A of the LA is hereby amended to include the additional Prospecting Rights attached hereto as Appendix 1 ("**Additional PR**"), all of which Prospecting Rights are hereby deemed to form part of the Project for all purposes governed by the LA.

1.2 PGM and JOGMEC confirm that the actual costs of acquiring title to the Additional PR shall be an expense of the Joint Venture.

2. OTHER LA TERMS AND CONDITIONS UNAFFECTED

2.1 Except for the terms hereof, the LA is hereby confirmed by the Parties to be in full force and effect.

NGM

3. FURTHER ASSURANCES

3.1 Each Party must, without undue delay or demand for further consideration, do everything reasonably necessary to give full effect to each obligation assumed by it pursuant to this LA. Execution.

Japan Oil, Gas and Metals National Corporation

Per: 上田 英之   25/4/2013
Hideyuki Ueda, Executive Director   Date

Platinum Group Metals (RSA) Pty Ltd will be legally bound to fulfill the terms hereof:

Per: ________   16/5/13
[Name, Title]   Date
Frank Hallam, Director

Accepted by and with the intention that **Platinum Group Metals Ltd** will be legally bound to fulfill the terms hereof:

Per: ________   16/5/13
Authorized Signatory   Date
R. Michael Jones

Accepted by and with the intention that **Mnombo Wethu Consultants CC** will be legally bound to fulfill the terms hereof:

Per: ________   20.05.2013
[Name, Title]   Date
MLIBO MGUDLWA, DIRECTOR